UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

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Commission File Number: 001-33765

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AIRMEDIA GROUP INC.

17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.
By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman and Chief Executive Officer

Date: July 31, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated July 31, 2017

99.2	Amendment No. 4 to Agreement and Plan of Merger, dated as of July 31, 2017, by and among AirMedia Group Inc., AirMedia Holdings Ltd. and AirMedia Merger Company Limited

99.3	Amendment to Limited Guarantee, dated as of July 31, 2017, issued by Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao and Global Earning Pacific Limited in favor of AirMedia Group Inc.